April 14, 2011

Trayne S. Wheeler
Phone: 617.951.9068
Fax: 617.261.3175
trayne.wheeler@klgates.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Brion R. Thompson, Esq.

RE:	John Hancock Hedged Equity & Income Fund
File Nos.: 333-168178; 811-22441

Dear Mr. Thompson:

We have received the Staff’s comments on the registration statement filed on Form N-2 on July 16, 2010 (the “Registration Statement”) for John Hancock Hedged Equity & Income Fund (the “Fund”).  The Staff’s comments were received in the form of a letter (the “Comment Letter”) dated August 12, 2010.  We respectfully submit this response letter on behalf of the Fund.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  It is anticipated that the Fund, after filing its required seed audit financial statements in a pre-effective amendment filing, will seek effectiveness of the Registration Statement, as amended, by May 24, 2011.  The Fund will, in connection therewith, make the requested representations and file the necessary acceleration requests.

We have, for the convenience of the Staff, repeated below the comments appearing in the Comment Letter followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the Registration Statement.

Prospectus

Comment: Cover Page

1.	Please revise the Fund’s Investment Objective to have a primary focus on achieving income consistent with the term “Income” in the Fund’s name. See Section 35(d) of the Investment Company Act of 1940.

Response:  We believe that the fact that the Fund is named “John Hancock Hedged Equity & Income Fund” makes clear that, rather than being an “income” Fund, the Fund is an “equity and income” Fund, and therefore is not subject to the requirements of Section 35(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), or Rule 35d-1 thereunder.  We base this upon an evaluation of Rule 35d-1 (commonly known as the “Fund Names Rule”), the adopting release thereto (Investment Company Act Release No. 24828, pub. avail. Jan. 17, 2001) and the Staff’s “Q&A Release” addressing issues thereunder http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (pub. avail. Dec. 4, 2001)).  The Fund does not believe that the word “income” as used in its name implicates any percentage policy requirements under the Fund Names Rule.

Further, the term “income” refers to part of the Fund’s investment objective or strategy, rather than to the type of investments that the Fund will make.  The SEC staff has noted that this usage of “income” in a Fund’s name would not be subject to Rule 35d-1 in response to Question 9 of the Q&A Release.  This is true of the Fund, as the term “income” refers to part of the Fund’s investment objective or strategy, rather than to the type of investments that the Fund will make.  The Fund’s use of “income” emphasizes the achievement of current income and does not suggest a type of investment (in a similar fashion to the example of a “growth and income” fund, discussed in Question 9).  Equity securities in general, and common stocks in particular, inherently involve the possibility of capital appreciation in addition to dividend income in a way that we believe is commonly understood by investors to equate to current income.

The Fund does have a policy of investing at least 80% of its total assets in equity investments.1  We believe that this policy as currently stated is fully consistent with Section 35(d) of the 1940 Act and Rule 35d-1 thereunder.  We do not believe that the Fund Names Rule requires the Fund to also include in its 80% test that it will invest in income-generating investments for the reasons stated above.

Comment: Equity Strategy, page 2

2.
Disclosure provides that under normal market conditions the Fund will invest at least 80% of its total assets in equity and equity-related securities, including derivatives linked to equity securities or indices.  In addition, the Fund may invest in over-the-counter and exchange-traded derivatives, including futures, forward contracts, swaps, options, options on futures, swaptions, structured notes and

__________________
1
The prospectus states that, under normal market conditions, the Fund will invest in equity and equity-related securities, including common stock, preferred stock, depositary receipts (including American Depositary Receipts (ADRs) and Global Depositary Receipts), index-related securities (including exchange traded funds (“ETFs”)), options on equity securities and equity indexes, real estate investment structures (including REITs), convertible securities, preferred stock, private placements, convertible preferred stock, rights, and warrants, derivatives linked to equity securities or indexes, and other similar equity equivalents.

market access products.  As these derivatives are considered part of the Fund’s principal investment strategy, please revise the disclosure in this section and where appropriate throughout the registration statement in light of the observations set forth in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

See http://www.sec.gov/divisions/investment/guidance/ici07010.pdf.

Response: The Fund notes that it has assessed the accuracy and completeness of its disclosures regarding derivatives, including whether the disclosure is presented in an understandable manner using plain English.  The Fund notes that its disclosure is not standard, generic prospectus disclosure for multiple funds, but has been drafted to reflect the particular nature of the Fund’s investments through its Option Strategy.  The disclosure regarding the Option Strategy has been tailored to the Fund, and it outlines the strategies for which derivatives will be used to help the Fund achieve its objective and the expected impact of the investment in these derivatives on performance.  In determining the appropriate level of disclosure, the Fund considered the degree of economic exposure the derivatives create in addition to the use of such derivatives in its Option Strategy.  The disclosure describes with particularity the anticipated use of exchange-traded options, noting that it anticipates utilizing options written or purchased against the S&P 500 Composite Stock Price Index®.  Additionally, we have drafted disclosure that includes example transactions written in plain English in order to illuminate for an investor how the Fund’s Option Strategy will operate.

The Fund states on the front cover, after the description of the Option Strategy, that: “the Fund may invest in over-the-counter and exchange traded derivatives, including but not limited to, futures, forward contracts, swaps, options, options on futures, swaptions, structured notes, options on future contracts, options on forward contracts, swap agreements with respect to securities, indices and currencies and market access products.”  However, this is not meant to convey that the use of these derivatives instruments would comprise part of the Fund’s primary investment strategies.  Rather, this disclosure, (along with the subsequent disclosure concerning potential investment in initial public offerings) is meant to alert the investor that the Fund may utilize a broader category of derivatives in its other investments.  The Fund discusses this further in the section of the prospectus entitled Other Investments.  The Fund notes that the use of these derivative instruments is supplemental to the Fund’s primary investment strategies.  Therefore, we believe that it is clearly disclosed that these types of derivatives instruments would be utilized, if at all, in a more limited fashion than the types of derivatives usage that are detailed in the Fund’s Option Strategy.  Finally, to clarify the limited nature of the intended uses of these types of derivatives, the Fund has added the following disclosure to the first paragraph of the ADDITIONAL INVESTMENT PRACTICES – Derivatives section of the prospectus:

It is not anticipated that such use of derivatives for hedging purposes, other than in connection with the Option Strategy and use of foreign currency forwards, will constitute a significant portion of the Fund’s investment activity and therefore such use is not considered to be one of the Fund’s principal investment strategies.

Comment: Option Strategy, page 2

3.
Since writing (selling) call options does not generate income, please revise the first sentence of this section to clarify that the Fund’s strategy of writing (selling) call options on the S&P 500 Composite Stock Price Index is designed to achieve gains and is not designed to achieve “income enhancement.”  Make similar changes where appropriate throughout the registration statement.

Response:  In response to the Staff’s comment, the Fund has revised its disclosure regarding the goals of the Option Strategy by adding the underscored language shown below wherever such disclosure appears in the registration statement:

The Option Strategy will pursue two goals (i) income enhancement (in the form of gains from option premiums) and (ii) downside equity market protection (through the use of U.S. equity index puts).

Comment: Prospectus Summary, Other Investments, page 12

4.
Disclosure provides that the Fund may engage in “short sales.”  Please confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund’s short sales transactions.  See AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.42 (May 1, 2009).

Response:        The Fund does not currently intend to use short sales.  If the Fund were to engage in “short sales,” the Fund confirms the estimated costs associated with such short sales, in the form of dividends paid, will be reflected in the fee table.

Comment: Common stock and other equity securities risk, page 16

5.
Earlier disclosure provides that the Fund will invest in a variety of derivatives as part of its principal investment strategy.  Please add derivatives related risk disclosure here and where appropriate throughout the registration statement in light of the observations set forth in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

See http://www.sec.gov/divisions/investment/guidance/ici07010.pdf.

Response: As discussed above in our response to Comment No. 2 above, the Fund notes that the disclosure concerning the principal risks of the Fund has been tailored to the types of derivatives, the anticipated extent of their use, and the intended purposes for using these types of derivatives transactions that are anticipated to be used by the Fund in its principal investment strategies.  We have noted in our response in Comment 2 that the derivatives listed in the prospectus in categories beyond exchange-traded (and potentially over-the-counter) options are not anticipated to be used in pursuing the Fund’s primary investment strategies.  Further, the Fund has no current intention to utilize hedging derivatives. However, because the Fund reserves the right to use such hedging derivatives, we have added the following risk in the SUMMARY OF RISKS – Equity Strategy Risks section of the prospectus:

Hedging derivatives risk

Other than as stated in the Option Strategy and its use of foreign currency forwards, the Fund does not intend to use derivatives for hedging purposes, although it has reserved the right to do so.  If the Fund uses derivatives for hedging purposes, the following risks will apply.  Hedging transactions may increase the volatility of the Fund and, if the transaction is not successful, could result in a significant loss to the Fund.  The use of derivative instruments could produce disproportionate gains or losses, more than the principal amount invested.  Investing in derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments and, in a down market, could become harder to value or sell at a fair price.  The Fund also will be subject to credit risk with respect to the counterparties to any OTC derivatives contracts purchased by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.  The specific risks applicable to the derivatives in which the Fund may invest are described below:

●          Futures contracts.  Counterparty risk, liquidity risk (i.e., the inability to enter into closing transactions) and risk of disproportionate loss are the principal risks of engaging in transactions involving futures contracts.

●         Exchange-traded options.  Liquidity risk (i.e., the inability to enter into closing transactions) and risk of disproportionate loss are the principal risks of engaging in transactions involving exchange-traded options.

●          Over-the-counter options.  Counterparty risk, liquidity risk (i.e., the inability to enter into closing transactions) and risk of disproportionate loss are the principal risks of engaging in transactions involving over-the-counter options.

●          Credit default swaps.  Counterparty risk, liquidity risk (i.e., the inability to enter into closing transactions), interest rate risk, risk of default of the underlying reference obligation and risk of disproportionate loss are the principal risks of engaging in transactions involving credit default swaps.

●          Interest rate swaps.  Counterparty risk, liquidity risk (i.e., the inability to enter into closing transactions), interest rate risk and risk of disproportionate loss are the principal risks of engaging in transactions involving interest rate swaps.

●          Foreign Currency Forwards.  Counterparty risk, liquidity risk (i.e., the inability to enter into closing transactions), foreign currency risk and risk of disproportionate loss are the principal risks of engaging in transactions involving foreign currency forward contracts.

Comment: Summary of Fund Expenses, page 22

6.	Footnote (1) to the fee table provides that JHA or an affiliate has agreed to pay certain offering expenses of the Fund. Please include in footnote (1) an estimate of the following:

● The size of the offering in dollars and shares;
● The total offering costs in dollars and costs per share;
● The offering costs expected to be paid by JHA or an affiliate in dollars and costs per share; and
● The offering costs expected to be paid by the Fund in dollars and costs per share

Response: In response the Staff’s comment, the Fund has added the following disclosure to appear in footnote (1) to the fee table.

JHA or an affiliate has agreed (i) to reimburse all organizational costs of the Fund and (ii) pay all offering costs (other than sales loads) that exceed $0.0_ per Common Share (0._ % of the offering price).  Based on an estimated offering size of $[       ] ([      ]) Common Shares), the total offering costs (other than sales loads) would be $[      ]($[   ] per Common Share).  The Fund would pay a maximum of $[       ]($[   ] per Common Share) of offering costs and JHA or an affiliate would pay all offering costs in excess of $[ ]($[ ] per Common Share), which are currently estimated to be $[ ] ($[ ] per Common Share).

Comment: The Fund, page 23

7.	Please add a brief statement that that the Fund’s investment objective may be changed without a vote of a majority of the Fund’s voting securities. See Item 8.2.a of Form N-2.

Response: The Fund has added the following statement.

The Fund’s investment objective is considered a non-fundamental policy that may be changed by the Fund’s Board of Trustees without prior approval of the holders of the Fund’s common shares (“Common Shareholders”).

Comment: Management of the Fund, page 47

8.
Please revise the penultimate paragraph regarding a discussion of the Board’s approval of the fund’s Investment Advisory Agreement and Sub-Advisory Agreement to provide the period covered by the Fund’s shareholder reports.  See Item 9.1.b(4).

Response: In response to the staff’s comment Fund has revised the penultimate paragraph as follows.

A discussion regarding the basis for the Board approval of the Fund’s Investment Advisory and Sub-Advisory Agreements will be available in the Fund’s semi-annual report for the period ended [ ].

GENERAL COMMENTS

9.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

10.
We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

11.
If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

12.	Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

13.
Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

14.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Responses:   The Registrant takes note of the Staff’s comments.  The Fund intends to omits certain pricing information (e.g., total number of shares sold, shares sold by each underwriter, proceeds, etc.) from the prospectus in the last pre-effective amendment in reliance on Rule 430A under the Securities Act.  The Fund is not submitting an exemptive application or no-action request in connection with its registration statement.  The Fund will file a pre-effective amendment reflecting the responses to the Comments set forth in this letter.

* * *

           Thank you for your attention to these matters.  If you have any questions, I may be reached at (617) 951-9068.

Very truly,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

cc:	Thomas M. Kinzler
Michael Jewkes
Kinga Kapuscinski

Enclosures
TSW